                                                                                                            December 29, 2017

Ken Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:       Staff comments to financial statements filed on behalf of the Wells Fargo Variable Funds (each a “Fund”, together the “Funds”) for period ended December 31, 2016

  Dear Mr. Ellington:

We have summarized your comments to the various filings of the Funds listed above which you relayed to us in our telephone conversation on November 30, 2017. Please note the following responses to your comments below. Capitalized terms not defined below are intended to refer to the defined terms used in the filings referenced above.

1.         Comment:       With respect to the Wells Fargo VT Small Cap Growth Fund, you noted that the Fund’s schedule of investments included 16.60% of net assets invested in investment companies but that the total annual fund operating expense table in the Fund’s prospectus did not include any acquired fund fees and expenses. In light of this, you requested that we confirm that the stated amount of acquired fund fees and expenses is correct.

            Response:        The acquired fund fees and expenses for the Fund should have been 0.01% within the prospectus annual fund operating expense table.  We will ensure that the Fund’s next prospectus is updated to include any applicable acquired fund fees and expenses.

2.         Comment:       You noted that the Funds’ balance sheet liabilities do not separately break out trustee fees payable and that such amounts should be broken out per section 6.04 of Regulation S-X as amounts payable to affiliates. To the extent a Fund has trustee fees payable, you requested that we include a separate line item going forward.

            Response:        Trustees fees and expenses payable had not previously been separately broken out on the Statement of Assets and Liabilities as the amounts were less than 5% of total liabilities.  Going forward Trustees’ fees and expenses payable, if any, will be broken out separately on the Statement of Assets and Liabilities for each Fund as required under Rule 6-04 of Regulation S-X.

3.         Comment:       You requested that we confirm whether or not the previously waived fees described in Note 4 to the Funds’ financial statements are subject to recoupment by the Funds’ investment manager.

Response:        The Funds’ fee waivers are not subject to recoupment by the Fund’s investment manager.

4.         Comment:         With respect to the Wells Fargo VT Discovery Fund, the Wells Fargo VT Omega Fund and the Wells Fargo VT Small Cap Growth Fund, you noted that each Fund’s portfolio of investments reflects greater than 25% exposure to securities in a particular economic sector (such as the information technology and/or healthcare sectors).  You requested that we consider adding additional risk disclosure in each Fund’s prospectus.

Response:        These Funds do not have a stated investment policy to focus their investments in any particular economic sector, such as the information technology or healthcare sectors, and therefore do not include an investment risk relating to such sector.  Each Fund’s level of investment in any broad economic sector may change at any time at the portfolio managers’ discretion and therefore we do not believe that the addition of such risk disclosure is either necessary or practical.

Please feel free to call me at (617) 210-3682 if you have any questions or comments with respect to this matter.

Sincerely,

/s/ Maureen Towle

Maureen Towle

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC